02022001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 26 2002 354 SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GEORGIA CAPITAL PARTNERS, INC. D/B/A TRADERS ADVANTAGE

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 CROWN POINTE PARKWAY SUITE 425
(No. and Street)

ATLANTA (City) GEORGIA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN GOLDMAN 770-913-3999
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GIBISER & GIBISER CPA's, P.C.
(Name — if individual, state last, first, middle name)

1650 SYCAMORE AVE - SUITE 11, BOHEMIA, NY 11716
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN GOLDMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEORGIA CAPITAL PARTNERS, INC. D/B/A TRADERS ADVANTAGE, as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

ELLY BURGAN
MY COMMISSION EXPIRES
JUNE
13
2003
COBB COUNTY, GEORGIA
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE

FINANCIAL STATEMENTS
DECEMBER 31, 2001

GEORGIA CAPITAL PARTNERS, INC. D/B/A TRADERS ADVANTAGE

INDEX

GIBISER & GIBISER, CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1650 SYCAMORE AVE., SUITE 11, BOHEMIA, NEW YORK 11716
TELEPHONE: (631) 244-0404
FAX: (631) 244-0408
3475 OAK VALLEY RD., N.E., UNIT 2130, ATLANTA, GA 30326-1287
TELEPHONE: (404) 231-0114
email: gibisercpa@aol.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Georgia Capital Partners, Inc. D/B/A
Traders Advantage

We have audited the accompanying statement of financial condition of Georgia Capital Partners, Inc. D/B/A Traders Advantage as of December 31, 2001, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia Capital Partners, Inc. D/B/A Traders Advantage at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gibiser & Gibiser CPA's
Bohemia, New York
February 15, 2002

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS		
Cash	$ 6,800	
Receivables from Broker-Dealer and Clearing Organizations	35,966	
Deposits with Clearing Organizations and Others	27,335	
Furniture and Equipment at Cost, less Accumulated Depreciation of $27,964	55,820	
Organization Cost, less Amortization of $5,950.	54	
Prepaid Expenses	5,660	
Securities, not readily marketable, at estimated Fair Value	3,300	
Total Assets		$ 134,935

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable and Accrued Expenses	17,381	
Taxes Payable	1,034	
Total Liabilities		$ 18,415
STOCKHOLDERS' EQUITY		
Common Stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1	
Additional Paid In Capital	392,327	
Accumulated Deficit	(275,808)	
Total Stockholders' Equity		116,520
Total Liabilities and Stockholders' Equity		$ 134,935

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commissions – Listed Equities	$ 32,831	
Commissions – OTC Equities	314,616	
Commissions – OTC Principals	24,289	
Other Revenue	12,972	
Interest Income	4,214	
Total Revenues		$ 388,922
EXPENSES		
Floor Brokerage, Exchange and Clearance Fees	166,711	
Employee Compensation & Benefits	106,059	
Communications and Data Processing	89,079	
Interest	41	
Occupancy	64,858	
Other Expenses	83,409	
Total Expenses		510,157
		(121,235)
Other Loss – Disposal of Assets		(17,693)
Net Loss		$ (138,928)

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Shares	Stock Amount	Additional Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances at January 1, 2001	100	$ 1	$ 382,327	$ (136,880)	$ 245,448
Net Loss	--	--	--	(138,928)	(138,928)
Capital Contributions	--	--	10,000	-0-	10,000
Balance at December 31, 2001	100	$ 1	$ 392,327	$ (275,808)	$ 116,520

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		$ (138,928)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and Amortization	$ 26,488	
Loss on Disposal of Assets	17,693	
(Increase) Decrease in Operating Assets:		
Prepaid Expenses	(1,013)	
Receivable from Broker-Dealer and Clearing Organizations and others	2,689	
Deposits with Clearing Organizations and Others	27,145	
Increase (Decrease) in Operating Liabilities:		
Accounts Payable and Accrued Expenses	(16,170)	
Taxes Payable	(2,819)	
Payable to Clearing Organizations	(25,417)	
Total Adjustments		28,596
Net Cash Used in Operating Activities		(110,332)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Furniture and Equipment	(25,835)	
Net Cash Used in Investing Activities		(25,835)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contribution	10,000	
Net Cash Provided by Financing Activities		10,000
Decrease in Cash		(126,167)
Cash at Beginning of the Year		132,967
Cash at End of the Year		$ 6,800
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES AND OTHER DISCLOSURES		
Interest Paid		$ 41

The accompanying notes are an integral part of these financial statements.

GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. **Organization and Nature of Business**

The Company is an introducing broker-dealer and a member of the National Association of Securities Dealers (NASD). The Company is a Georgia corporation whose primary source of revenue is from commissions generated from day-traders.

2. **Significant Accounting Policies**

Basis of Presentation

The Company elects to clear orders through a clearing broker. The Company receives commissions from the transactions according to its contract with the clearing broker.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Tax

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Organizational Costs are amortized over a 5-year period. Depreciation and Amortization for the year ended December 31, 2001 was $26,488.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense totaled $12,581 for the year ended December 31, 2001.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3. Receivable From and Payable To Broker-Dealer and Clearing Organizations

Amounts receivable from and payables to broker-dealers and clearing organizations at December 31, 2001 consist of the following:

Commissions receivable	$ 35,666

4. Operating Leases

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2001 are approximately as listed below:

2002	$ 24,944
	$ 24,944

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 the Company had net capital of $39,351, which was $34,351 in excess of its required net capital of $5,000.

6. Employee Benefits

In 1999, the Company initiated a Simple-IRA Profit Sharing Plan. The pan covers all employees with compensation in excess of $5,000 annually. Participants may make salary contributions up to the lesser of $6,000 annually or 100% of their compensation. The Company will match up to the lessor of 1% to 3% of each employee's salary or their salary deferral. The Company's matching contributions for 2001 was $500.

7. Concentrations of Commission Income

The Company receives approximately 65% of the Company's Commission Revenue from its two largest day traders.

8. **Financial Instruments with Off-Balance Sheet Risk.**

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, pursuant to its clearing agreement with its clearing broker, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company's clearing broker executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transaction may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

9. **Going Concern Issues arising from Recurring Losses and Cash Flow Problems**

As shown in the accompanying financial statements, the Company has incurred losses from operations at December 31, 2001 of $138,928 and continues to experience certain decreases in working capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. However, management has instituted certain cost reductions that include a reduction in communications and data processing due to a restructuring of how transactions are processed. Additionally, marketing efforts are underway to attract new day traders to increase commission revenues. Finally, ownership has committed to capital contributions up to $60,000 as needed during 2002 to alleviate projected short-term cash flow shortages. While the Company believes these factors will contribute toward achieving profitability, there can be no assurance that the Company will be successful in achieving its objectives.

SCHEDULE I
GEORGIA CAPITAL PARTNERS, INC. D/B/A
TRADERS ADVANTAGE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital		
Total Stockholders' Equity		$ 116,520
Deductions and/or Charges:		
Nonallowable Assets:		
Furniture and Equipment	$ 55,820	
Other Assets	21,349	
Total Deductions and/or Charges		77,169
Net Capital		$ 39,351
Aggregate Indebtedness		
Items included in Statement of Financial Condition:		
Other Accounts Payable and Accrued Expenses	$ 18,415	
Total Aggregate Indebtedness		$ 18,415
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		$ 5,000
Excess Net Capital at 1,500 percent		$ 34,351
Excess Net Capital at 1,000 percent		$ 37,509
Ratio: Aggregate Indebtedness to Net Capital		.47 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2000)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS Report		$ 48,975
Audit adjustments to correct Commissions Receivable	$ (7,371)	
Adjustment to Cash Balances	(2,284)	
Audit adjustments to correct Liabilities for Accounts Payable and Accrued Expenses	1,830	
Audit adjustments to correct Other Receivables	(1,800)	
Miscellaneous	1	
		(9,624)
Net Capital per above		$ 39,351

See accompanying notes.

NOTE 1 - Exemption From Rule 15c3-3

The Company claims an exemption from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

GIBISER & GIBISER, CPA'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1650 SYCAMORE AVE., SUITE 11, BOHEMIA, NEW YORK 11716
TELEPHONE: (631) 244-0404
FAX: (631) 244-0408
3475 OAK VALLEY RD., N.E., UNIT 2130, ATLANTA, GA 30326-1287
TELEPHONE: (404) 231-0114
email: gibisercpa@aol.com

Board of Directors
Georgia Capital Partners, Inc. D/B/A
Traders Advantage

In planning and performing our audit of the financial statements and supplemental schedule of Georgia Capital Partners, Inc. D/B/A Traders Advantage, for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(a) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded